FORM 8-A/A

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                         NORTHERN TRUST CORPORATION
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           (Exact name of registrant as specified in its charter)

                 Delaware                               36-2723087
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(State of incorporation or organization)  (I.R.S. Employer Identification No.)

   50 South LaSalle Street, Chicago, Illinois             60675
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(Address of principal executive offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class              Name of each exchange on which
      to be so registered              each class is to be registered
      -------------------              ------------------------------
              None                             Not Applicable


    If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

    If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

    Securities Act registration statement file number to which this form relates: _______ (if applicable)


    Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
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                              (Title of class)

                   ------------------------------------------
                              (Title of class)



      This Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A dated July 24, 1998 filed by Northern Trust Corporation (the "Corporation") with respect to the Preferred Stock Purchase Rights to be issued pursuant to the Rights Agreement, dated as of July 21, 1998, between the Corporation and Norwest Bank Minnesota, N.A. (the "Rights Agent"). As of November 18, 1998, the Corporation and the Rights Agent entered into Amendment No. 1 to the Rights Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

      On July 21, 1998, the Board of Directors (the "Board") of the Corporation declared a dividend distribution of one right (each a "New Right") for each outstanding share of the common stock, par value $1.66 - 2/3 per share, of the Corporation ("Common Stock") to stockholders of record at the close of business on the earlier of October 31, 1999, the date on which the Rights Agreement, dated as of October 17, 1989, between the Corporation and Norwest Bank Minnesota, N.A., as successor rights agent (as amended, the "1989 Rights Agreement") expires, or the date on which the rights issued under the 1989 Rights Agreement (the "1989 Rights") are exchanged or redeemed in accordance with the provisions of the 1989 Rights Agreement (such date being referred to as the "Record Date"). Each New Right will entitle the registered holder to purchase from the Corporation one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value (the "Preferred Stock"), of the Corporation at an exercise price of $330.00, subject to adjustment (as adjusted from time to time, the "Purchase Price"). The description and terms of the New Rights are set forth in a Rights Agreement, dated as of July 21, 1998, between the Corporation and the Rights Agent, as amended by Amendment No. 1 thereto, dated as of November 17, 1998, between the Corporation and the Rights Agent (the "New Rights Agreement").

      The New Rights Agreement was adopted by the Board to replace the 1989 Rights Agreement upon the expiration or redemption of the 1989 Rights, which will occur no later than October 31, 1999. In no event will both the 1989 Rights and the New Rights be exercisable.

      Initially following the Record Date, the New Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights Certificates will be distributed. Unless previously redeemed by the Board in accordance with the New Rights Agreement, the New Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 20 days following the Stock Acquisition Date (as defined below) or (ii) 20 days (or such later date as the Board shall determine, provided that no deferral of such date may be made by the Board for a period of 180 days immediately following the occurrence of certain events specified in the New Rights Agreement) after the date a tender or exchange offer that would result in a person or group beneficially owning 10% or more of the outstanding shares of Common Stock is first published, sent or given to the Corporation's stockholders.

      The "Stock Acquisition Date" is defined as the twentieth day following the earlier of (x) the first date of public announcement by the Corporation that any person or group (other than certain exempt persons or groups) has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the shares of Common Stock then outstanding or
(y) the date on which any Offering Person (as defined below) or any affiliate or associate thereof enters into an agreement with the Corporation providing for an Acquisition Transaction (as defined below) (any person described in clause (x) or clause (y) above is referred to as an "Acquiring Person"). Descendants of Corporation founder Byron L. Smith and certain related trusts and other entities (or a group comprised solely of such persons) will not be deemed to be an Acquiring Person as long as all such persons beneficially own less than 23% of the outstanding shares of Common Stock. An "Offering Person" is defined as any person (other than the Corporation or any of its subsidiaries) who, at or at any time within the 730-day period prior to the time that a majority of the Board is elected by stockholder action by written consent or is comprised of persons who were not nominated by the Board in office immediately prior to their election, (i) has commenced, or has publicly announced that it intends to commence or is considering commencing, a tender or exchange offer if upon consummation thereof such person, together with its affiliates and associates, would beneficially own 10% or more of the shares of Common Stock then outstanding, (ii) has made by public announcement or by written communication that is or becomes the subject of a public announcement, or has publicly announced that it intends to make or is considering making, a proposal to the Corporation or its stockholders for (x) a merger, consolidation or similar transaction involving the Corporation or any of its subsidiaries, (y) a purchase or other acquisition of all or a substantial portion of the assets or deposits of the Corporation and its subsidiaries, or (z) a purchase or other acquisition of securities representing 10% or more of the shares of Common Stock then outstanding (any transaction of the type described in clauses (x), (y) or (z) above, an "Acquisition Transaction"), or (iii) has filed an application or notice with the Board of Governors of the Federal Reserve System, or any other federal or state banking regulatory authority, which application or notice seeks approval to engage in any transaction constituting an Acquisition Transaction.

      Following the Record Date and until the Distribution Date, (i) the New Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the New Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the New Rights associated with the Common Stock represented by such certificate.

      The New Rights will not be exercisable until the Distribution Date and will expire at the close of business on October 31, 2009 (subject to extension), unless earlier redeemed by the Corporation as described below.

      As soon as practicable after the Distribution Date, Rights
Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the New Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with New Rights.

      In the event (a "Flip-in Event") that any person, at any time after the date of the New Rights Agreement, becomes an Acquiring Person, each holder of a New Right thereafter will have the right to receive, upon exercise thereof, Common Stock (or, in certain circumstances, cash, property or other securities of the Corporation) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-in Event, all New Rights that are, or (under certain circumstances specified in the New Rights Agreement) were, beneficially owned by an Acquiring Person, any of its associates or affiliates, and certain of its transferees, will be null and void. Moreover, the New Rights will not be exercisable following the first occurrence of a Flip-in Event until such time as the New Rights are no longer redeemable by the Corporation as described below.

      In the event that, at any time following the Stock Acquisition Date,
(i) the Corporation is acquired in a merger or other business combination transaction or (ii) 50% or more of the Corporation's assets or earning power is sold or transferred (each, a "Flip-over Event"), each holder of a New Right (except New Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise thereof, common stock or other securities of the acquiring company having a value equal to two times the Purchase Price.

      The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the New Rights are subject to adjustment from time to time in accordance with customary antidilution provisions. Following the occurrence of a Flip-in Event or a Flip-over Event, the antidilution provisions will apply to the Common Stock or other securities for which the New Rights are then exercisable.

      With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued, other than fractional shares of Preferred Stock that are integral multiples of one one-hundredth of a share, and a cash payment will be made in lieu thereof based on the market price of the Preferred or Common Stock on the last trading day prior to the date of exercise.

      At any time after the New Rights become exercisable for Common Stock, the Board may exchange the unexercised New Rights (other then New Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Corporation's preferred stock having equivalent rights, preferences and privileges), per New Right (subject to adjustment). Notwithstanding the foregoing, in the event that a majority of the Board is elected by stockholder action by written consent or is comprised of persons who were not nominated by the Board in office immediately prior to their election, then for a period of 180 days following the effectiveness of such election the New Rights may not be so exchanged.

      The Board is empowered to redeem the New Rights in whole, but not in part, at a price of $.01 per New Right (the "Redemption Price") at any time before the earlier of (i) the expiration of twenty days following the Stock Acquisition Date or (ii) the final expiration date of the New Rights. Notwithstanding the foregoing, in the event that a majority of the Board is elected by stockholder action by written consent or is comprised of persons who were not nominated by the Board in office immediately prior to their election, then for a period of 180 days following the effectiveness of such election the New Rights may not be so redeemed. Immediately upon the action of the Board ordering redemption of the New Rights, the New Rights will terminate and the only right of the holders of New Rights will be to receive the Redemption Price.

      Until a New Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the New Rights will not be taxable to stockholders or to the Corporation, stockholders may, depending upon the circumstances, recognize taxable income in the event that the New Rights become exercisable for Common Stock (or other consideration) or for common stock of an acquiring company as set forth above.

      The Rights Agreement may be amended by the Board (a) prior to the Distribution Date, in any manner (other than an amendment to the Redemption Price or the number of one one-hundredths of a share of Preferred Stock purchasable upon exercise of a New Right) and (b) after the Distribution Date, in order to (i) cure any ambiguity, (ii) correct or supplement provisions which may be defective or inconsistent, (iii) make changes which do not adversely affect the interests of holders of New Rights (other than those held by an Acquiring Person or certain related persons) or (iv) shorten or lengthen any time period under the New Rights Agreement (including the time period governing redemption), provided that no extension or amendment to adjust the time period for redemption may be made at such time as the New Rights are nonredeemable. Notwithstanding the foregoing, in the event that a majority of the Board is elected by stockholder action by written consent or is comprised of persons who were not nominated by the Board in office immediately prior to their election, then for a period of 180 days following the effectiveness of such election, the New Rights Agreement may not be amended for any purpose.

      The New Rights Agreement and Amendment No. 1 are included as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference. The foregoing summary description of the New Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the New Rights Agreement and Amendment No. 1 thereto.

ITEM 2.     EXHIBITS

      The following exhibits are filed as a part of this Registration
Statement:

      EXHIBIT NO.       DESCRIPTION
      -----------       -----------
      1                 Rights Agreement, dated as of July 21, 1998,
                        between Northern Trust Corporation and Norwest Bank
                        Minnesota, N.A., as Rights Agent (incorporated by
                        reference to Exhibit 1 to the Registrant's
                        Registration Statement on Form 8-A dated July 24,
                        1998)

      2 Amendment No. 1 to Rights Agreement, dated as of November 18, 1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit
                        99.2 to the Registrant's Current Report on Form 8-K dated November 20, 1998)



                                 SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    NORTHERN TRUST CORPORATION

                                    By:   /s/ Perry R. Pero
                                       -----------------------------------
                                    Name:  Perry R. Pero
                                    Title: Senior Executive Vice President


Dated:  November 20, 1998



                               EXHIBIT INDEX

           1 Rights Agreement, dated as of July 21, 1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A dated July 24, 1998)

           2     Amendment to Rights Agreement, dated as of November 18,
                  1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated November 20, 1998)